Filed Pursuant to Rule 433
Registration No. 333-287731

FINAL TERM SHEET
AMÉRICA MÓVIL, S.A.B. DE C.V.

U.S.$500,000,000 5.000% Senior Notes due 2033
(the “Notes”)

June 16, 2025

Issuer:	América Móvil, S.A.B. de C.V.

Title of Securities:	5.000% Senior Notes due 2033

Offering Format:	SEC-Registered

Aggregate Principal Amount:	U.S.$500,000,000

Price to Public:	99.483% of principal amount, plus accrued interest, if any, from June 20, 2025

Gross Proceeds (before underwriters’ discount and offering expenses):	U.S.$497,415,000

Maturity Date:	January 20, 2033

Coupon:	5.000% per year

Interest Payment Dates:	January 20 and July 20 of each year, commencing on January 20, 2026 (long first coupon)

Trade Date:	June 16, 2025

Settlement Date:	June 20, 2025 (T+3)*

Optional Redemption:	Prior to November 20, 2032, make-whole call, in whole or in part, at Treasury Rate plus 15 basis points, plus accrued and unpaid interest

On and after November 20, 2032, in whole or in part, at 100%, plus accrued and unpaid interest

Tax Redemption:	In whole but not in part, at 100% of principal amount, plus accrued and unpaid interest, in the event of change in Mexican withholding tax

Yield to Maturity:	5.082%

Benchmark Treasury:	UST 4.125% due May 31, 2032

Benchmark Treasury Price and Yield:	99-11+; 4.232%

Spread to Benchmark Treasury:	+85 basis points

Minimum Denomination:	U.S.$200,000 and multiples of U.S.$1,000 in excess thereof

CUSIP No.:	02364W BM6

ISIN:	US02364WBM64

Expected Ratings:	A- (S&P) / Baa1 (Moody’s) / A- (Fitch)

Global Coordinators:	BBVA Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Joint Book-Running Managers:	HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.

Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

*Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day prior to the date of the delivery of the Notes may be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (the “SEC”) by means of a registration statement on Form F-3 (Registration No. 333-287731).

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES, OR THE “RNV”) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR THE “CNBV”), AND MAY NOT BE OFFERED PUBLICLY IN MEXICO. WE WILL NOTIFY THE CNBV OF THE OFFERING OF THE NOTES OUTSIDE OF MEXICO FOR INFORMATION AND STATISTICAL PURPOSES ONLY, AND THE DELIVERY OF SUCH NOTICE TO, AND THE RECEIPT THEREOF BY, THE CNBV IS NOT A REQUIREMENT FOR THE VALIDITY OF THE NOTES AND DOES NOT IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES, OUR SOLVENCY, LIQUIDITY OR CREDIT QUALITY OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN ANY DOCUMENT RELATING TO THEIR OFFER.
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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at +1-800-422-8692, Goldman Sachs & Co. LLC at +1-866-471-2526, Morgan Stanley & Co. LLC at +1-866-718-1649, HSBC Securities (USA) Inc. at +1-866-811-8049, or Scotia Capital (USA) Inc. at +1-800-372-3930.

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